CLIFFORD CHANCE US LLP	Edgard Alvarez
Counsel

DIRECT TEL +1 202 912 5007
edgard.alvarez@cliffordchance.com

August 29, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0405

Attn:	H. Roger Schwall

Division of Corporation Finance

Re:	iShares COMEX Gold Trust – Post-Effective Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-112589)

Response to Staff Oral Comment

Dear Mr. Schwall:

In connection with the review of the Post-Effective Amendment No. 2 to the Registration Statement referred to above, during the course of a telephone conversation with the undersigned on July 24, 2006, you asked that Barclays Global Investors, N.A., in its capacity as the sponsor (in such capacity, the “Sponsor”) of the iShares COMEX Gold Trust (the “Trust”), confirm in writing its current practice in connection with the daily dissemination of Net Asset Value of the Trust to market participants.

The Sponsor has instructed us to confirm to the staff of the Division of Corporation Finance that it has adopted practices and procedures that seek to ensure that the net asset value per share of the Trust, determined daily by the Trustee, is made available to all market participants at the same time.

Sincerely,

/S/ EDGARD ALVAREZ

cc:	Deepa Damre, Esq.